FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Dear Shareholder,

Food retailing is one of the most competitive industries. For a company like Delhaize Group, competition is a daily reminder that we need to serve our customers better than anyone else. Our strong results of the first nine months of the year confirm that our approach is paying off.

Competing effectively is not about imitating what others are doing. Neither is it about trying to be the best at everything. A strong and sustainable competitive position is based on a distinctive offering to our customers.

Over the last quarters, our banners have worked intensively to differentiate themselves even further, based on their core strength: expertise in food retail. In the previous issues of this newsletter, we elaborated on initiatives to differentiate our offer at Hannaford — with their Festival for the Senses strategy — and in Belgium with the commercial policy launched in early 2002.

We are pleased to see that our customers continue to appreciate our ongoing efforts to make our offering more unique, evidenced by +2.6% organic sales growth for Delhaize Group in the third quarter. Our U.S. activities posted a +1.0% comparable store sales growth for the third quarter. In Belgium, comparable store sales growth was again strong at +5.7%.

Encouraged by these results, Food Lion, our largest U.S. banner, recently took an important step towards stronger differentiation. On October 1, the company reopened 68 completely remodeled stores in the Raleigh, NC region. More on this unique project is on the second page of this newsletter.

Next to our focus on reinforcing our positioning in our existing stores, we continue to look at opportunities to grow our sales through small fill-in acquisitions in our existing markets. In September 2003, we announced the acquisition of 43 Harveys supermarkets in Georgia and Florida. The acquisition was closed at the end of October. (See page 4 of this newsletter).

Reinforcing our competitive position without negatively impacting our margins is only possible if it is supported by a continuous focus on efficiency. Since early 2003, our banners have taken significant measures to improve profitability as illustrated by the following examples: the cost reductions and the rollout of the margin and inventory management system at Food Lion; supply chain initiatives at Hannaford; rigorous cost management and the implementation of a halfautomated break-pack facility in Belgium; global and regional procurement initiatives; and many more.

These projects and the improving sales resulted in an increase of our operating margin from 3.8% in the first nine months of 2002 to 4.3% in the same period of this year. Thanks to our stronger margins, our earnings before goodwill and exceptionals increased by 28.1% for the same period.

The strong third quarter and improved outlook led the management of Delhaize Group to revise positively its sales and earnings projections for 2003. At identical exchange rates, earnings before goodwill and exceptionals are now expected to increase by 25% to 30% in 2003. At identical exchange rates, we expect sales growth for the full year to be +4.0% to +4.5%, and net earnings evolution of flat to +10%.

As I stated at the beginning of this letter, a strong competitive stance is based on clear differentiation in the local marketplace. The management of Delhaize Group is pleased to see that the Group’s initiatives in this regard are translating into improving results. This confirms our conviction that sticking to our way of operating is the right way to create value for our customers and for you, our shareholders.

Pierre-Olivier Beckers
President & CEO, Delhaize Group

Delhaize Group’s Results for the First Nine Months of 2003

	In USD		In EUR
in millions (except EPS)	YTD 2003	YTD 2003	YTD 2002	Change
Sales	15,494.4	13,936.5	15,701.3	-11.2%
Operating profit	660.4	594.0	596.9	-0.5%
Operating margin	4.3%	4.3%	3.8%	—
Financial result	(294.1)	(264.6)	(363.3)	-27.2%
Exceptional result	(144.7)	(130.1)	(1.1)	N/A
Income taxes	(93.5)	(84.1)	(114.4)	-26.5%
Net earnings	121.3	109.1	118.6	-8.0%
Earnings before goodwill and exceptionals	318.9	286.9	224.0	+28.1%
Net EPS (in EUR)	1.32	1.18	1.29	-8.0%
EPS before goodwill and exceptionals (in EUR)	3.46	3.12	2.43	+28.1%
Net debt	3,858.0	3,311.0	3,897.8 *	-15.1%
Net debt to equity ratio	94.1%	94.1%	109.4%*	—

*: End of December 2002

For definitions and reconciliations of measures which are not defined by accounting regulations, please see the page inserted in this newsletter.

D e l h a i z e G r o u p  N e w s  /  D e c e m b e r  2 0 0 3

Take a Fresh Look at Food Lion

Food Lion, our largest U.S. banner, continues to look at its role in serving its markets in a manner that provides convenience, continued low prices and good quality products and services. Food Lion has been working for many months on a program that keeps all of these qualities in the forefront but enhances the appeal of the fresh and service departments to entice customers to put additional items in their basket.

Food Lion believes that the key to this is in its new program called “RenewAll”. What is RenewAll? It is the idea that customers want to shop in a comfortable place with genuine people with performance they trust.

The Concept

This program is made up of four points. The first is “convenience". Food Lion has always offered conveniently located stores situated within community areas where customers could stop on the way to work, on the way home or on the way to the football game, but Food Lion has now taken convenience a step further. The new store is also easier to navigate and the new services counter will help eliminate extra trips to other stores, saving the customer precious time to do other things.

The second point is the focus on “fresh". Food Lion has always carried fresh produce and meat but it was not necessarily known for featuring the best variety in this area. The new focus on “fresh” now displays more specialty goods and expanded selections. Food Lion now carries Angus beef which is cut fresh each day. Want a special cut? All you have to do is ask the attending butcher. The produce area features a tropical fruit cart and an expanded tomato section as well. Food Lion also has an informational kiosk at which customers may look up each product for preparation instructions.

The third point is “price/value". Food Lion has always been known for its strong price position, and it is very important that, even though the stores look quite different, the customers should not see any reflection in their basket price. Food Lion was able to deliver new signage, new paint, new lighting, better assortment and many other new items without raising prices on the shelves.

Last, but certainly the most important point is “associate interaction". Food Lion’s customers deserve to feel that every department has helpful, knowledgeable associates to answer questions and help them find what they need throughout the stores. Food Lion dedicated thousands of hours to training to ensure that each associate is the best “sales” associate possible. The smiles are contagious, and the experience is everlasting, ensuring the customer will look forward to coming back.

Raleigh

Food Lion launched this RenewAll program on October 1 st in the Raleigh/Triangle area of North Carolina (U.S.), not with one or two stores but with an entire market. Already holding a leading market share of over 30%, Food Lion went through a revamping of some 68 stores in the Raleigh/Triangle area. In addition to a new décor package and lighting, the changes include new merchandising fixtures, an expanded perishables offering and changes throughout the store in terms of product selection. A number of stores were completely remodeled, with an emphasis on enhanced “fresh” departments, including produce, meat, seafood, deli and bakery.

Food Lion reintroduced itself to the entire community and invited them to “Take a fresh look at Food Lion”. The commitment of Food Lion is to be the best it can be, every day. This means that while customers will still save money with the Extra Low Prices, now they’ll save more time, they’ll get an outstanding assortment of fresh products and they’ll have a more satisfying shopping experience. For 2004, Food Lion has identified a second market where its stores will be upgraded, incorporating the learnings from Raleigh.

D e l h a i z e G r o u p  N e w s  /  D e c e m b e r  2 0 0 3

The Q3 2003 Results: Highlights

•	Net earnings rise to EUR 53.5 million (EUR 0.58 per share)

•	Earnings before goodwill and exceptionals up by 63.8% to EUR 1.02 per share

•	Organic sales growth of +2.6%

•	Significant improvement on last year’s weak operating margins (4.2% versus 3.4%)

•	Net debt to equity ratio of 94.1% end of Q3 2003 (109.4% end of 2002)

	In USD	Q3	In EUR
in millions (except EPS)	Q3 2003	2003	Q3 2002	Change
Sales	5,272.1	4,687.2	5,042.3	-7.0%
Operating profit	219.3	194.9	173.8	+12.2%
Operating margin	4.2%	4.2%	3.4%	—
Financial result	(96.4)	(85.7)	(117.5)	-27.1%
Exceptional result	(15.5)	(13.7)	0	N/A
Income taxes	(42.7)	(38.0)	(32.3)	+17.6%
Net earnings	60.1	53.5	23.8	+124.8%
Earnings before goodwill	105.6	93.9	57.3	+63.8%
and exceptionals
Net EPS (in EUR)	0.65	0.58	0.26	+124.8%
EPS before goodwill and	1.15	1.02	0.62	+63.8%
exceptionals (in EUR)
Net debt	3,858.0	3,311.0	3,428.8 *	-3.4%
Net debt to equity ratio	94.1%	94.1%	98.2%*	—

*: End of June 2003

The press release on Delhaize Group’s third quarter 2003 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or can be obtained from the Investor Relations Department. See contact information on the next page.

Delhaize Group Welcomes Harveys

On October 27, 2003, Delhaize Group announced the completion of its acquisition of 43 Harveys supermarkets, located in central and south Georgia and the Tallahassee, Florida area. The acquisition advances a key Delhaize Group growth strategy by filling in and reinforcing its presence in the company’s current geographic footprint. Delhaize Group has had a limited presence in Harveys operating area.

J.H. Harvey Company was founded in 1950. Harveys stores range in size from 18,000 to 35,000 square feet. Known for their extensive meat and produce offering and their excellent customer service, Harveys has built tremendous customer loyalty, which Delhaize Group will share in the best practices across all its U.S. banners.

Harveys will continue to operate as a separate banner with strategic support and assistance from its sister banner, Food Lion. Harveys customers will not experience changes in the quality of service or product selection, as Harveys will keep its local identity, while benefiting from the advantages of being part of an international group.

Shareholder Information

Financial Calendar

-	2003 sales release	January 15, 2004
-	2003 full-year results	March 11, 2004
-	2004 first quarter results	May 6, 2004
-	Ordinary General Meeting	May 27, 2004

Ticker Symbol

•	Ordinary shares (Euronext Brussels): DELB

•	ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share).

Depositary Agent ADRs

•	The Bank of New York

P.O. Box 11258

New York, NY 10286-1258

Toll Free Tel: +1 877 853 2191

Delhaize Group News

•	People interested in receiving the electronic version of this quarterly newsletter may fill out the subscription form at www.delhaizegroup.com/en/in_mailnews. asp

Where to Find Stock Quotes of Delhaize Group?

•	www.delhaizegroup.com

•	www.euronext.com

•	www.nyse.com

Contacts & Inquiries

Investors and Media	Investors Relations (United States)

Delhaize Group	Delhaize Group
Investor Relations	Investor Relations
Rue Osseghemstraat 53	P.O. Box 1330
1080 Brussels	Salisbury, NC
Belgium	28145-1330
Tel: +32 2 412 21 51	United States
Fax: +32 2 412 29 76	Tel: +1 704 633 8250, ext 3398
Fax: +1 704 636 5024

•	Information regarding Delhaize Group (press releases, annual reports, share price, frequently asked questions) can be found on Delhaize Group’s website: www.delhaizegroup.com

•	Questions can be sent to: investor@delhaizegroup.com

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

D e l h a i z e   G r o u p  N e w s  /  D e c e m b e r  2 0 0 3

•	Definitions

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excl. treasury shares) and cash.

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Non-GAAP measures

Certain non-GAAP measures are provided throughout this newsletter. We do not represent these measures as alternative measures to net earnings, or other financial or liquidity measures determined in accordance with Belgian GAAP. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to Belgian GAAP measures can be found below:

     Organic Sales Growth Reconciliation

3rdQ 2003	3rdQ 2002%		(in millions of EUR)	YTD 2003	YTD 2002%
4,687.2	5,042.3	-7.0%	Sales	13,936.5	15,701.3	-11.2%
487.5	—	—	Effect of exchange rates	2,072.3	—	—
5,174.7	5,042.3	+2.6%	Sales at identical exchange rates	16,008.8	15,701.3	+2.0%
5,174.7	5,042.3	+2.6%	Organic sales growth	16,008.8	15,701.3	+2.0%

     Adjusted EBITDA Reconciliation

3rdQ 2003	3rdQ 2002	(in millions of EUR)	YTD 2003	YTD 2002
53.5	23.8	Net earnings	109.1	118.6
		Add (subtract):
1.3	(0.2)	Minority interests	1.8	(1.6)
38.0	32.3	Income taxes	84.1	114.4
13.7	—	Exceptional income/(expense)	130.1	1.1
2.7	0.4	Other income/(expense)	4.3	1.1
85.7	117.5	Financial income/(expense)	264.6	363.3
115.4	128.6	Depreciation	346.1	417.2
39.1	41.3	Amortization of goodwill and intangibles	117.9	129.5
349.4	343.7	Adjusted EBITDA	1,058.0	1,143.6
7.5%	6.8%	As % of sales	7.6%	7.3%

A n n e x  t o  D e l h a i z e  G r o u p  N e w s  /  D e c e m b e r  2 0 0 3

     Earnings Reconciliation

3rdQ 2003	3rdQ 2002	(in millions of EUR)	YTD 2003	YTD 2002
53.5	23.8	Net earnings	109.1	118.6
		Add (subtract):
39.1	41.3	Amortization of goodwill and intangibles	117.9	129.5
(7.1)	(7.8)	Taxes and minority interests on amortization of	(21.5)	(24.8)
		goodwill and intangibles
13.7	—	Exceptional income / (expense)	130.1	1.1
(5.3)	—	Taxes and minority interests on exceptional income / (expense)	(48.7)	(0.4)
93.9	57.3	Earnings before goodwill and exceptionals	286.9	224.0

     Net Debt Reconciliation

(in millions of EUR)	September 30, 2003	December 31, 2002	Sept 30, 2002
Long term financial debt	3,510.2	3,790.5	4,075.0
Current financial liabilities	397.2	525.0	501.7
Cash and short-term investments	(596.4)	(417.7)	(485.7)
Net debt	3,311.0	3,897.8	4,091.0
Net debt to equity ratio	94.1%	109.4%	110.9%

     Free Cash Flow Reconciliation

3rdQ 2003	3rdQ 2002	(in millions of EUR)	YTD 2003	YTD 2002
201.7	228.7	Net cash provided by operating activities	636.7	873.7
(136.6)	(140.1)	Net cash used in investing activities	(363.6)	(422.7)
3.4	—	Investment in debt securities	80.3	—
0.1	—	Dividends and directors' remuneration paid	(83.0)	(135.8)
68.6	88.6	Free cash flow (after dividend payments)	270.4	315.2

     Identical Exchange Rates Reconciliation

(in millions of EUR,		3rdQ 2003		3rdQ 2002	2003/2002
except per share amounts)
	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates
Sales	4,687.2	487.5	5,174.7	5,042.3	-7.0%	+2.6%
Adjusted EBITDA	349.4	39.5	388.9	343.7	+1.7%	+13.2%
Operating profit	194.9	23.1	218.0	173.8	+12.2%	+25.5%
Net earnings	53.5	7.7	61.2	23.8	+124.8%	+157.5%
Net EPS	0.58	0.08	0.66	0.26	+124.8%	+157.5%
Earnings before goodwill and exceptionals	93.9	9.6	103.5	57.3	+63.8%	+80.6%
EPS before goodwill and exceptionals	1.02	0.10	1.12	0.62	+63.8%	+80.6%
Free cash flow	68.6	4.8	73.4	88.6	-22.6%	-17.2%

(in millions of EUR,		YTD 2003		YTD 2002	2003/2002
except per share amounts)
	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates
Sales	13,936.5	2,072.3	16,008.8	15,701.3	-11.2%	+2.0%
Adjusted EBITDA	1,058.0	174.0	1,232.0	1,143.6	-7.5%	+7.7%
Operating profit	594.0	102.0	696.0	596.9	-0.5%	+16.6%
Net earnings	109.1	15.4	124.5	118.6	-8.0%	+5.1%
Net EPS	1.18	0.17	1.35	1.29	-8.0%	+5.1%
Earnings before goodwill and exceptionals	286.9	42.4	329.3	224.0	+28.1%	+47.1%
EPS before goodwill and exceptionals	3.12	0.46	3.58	2.43	+28.1%	+47.1%
Free cash flow	270.4	59.6	330.0	315.2	-14.2%	+4.7%

(in millions of EUR)	September 30, 2003			Dec 31, 2002	Change
Net debt	3,311.0	297.6	3,608.6	3,897.8	-15.1%	-7.4%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 9, 2004	By:	/s/ Michael R. Waller

Michael R. Waller
Executive Vice President